FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 23, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc ("RBS")

23 May 2014

Notice of 2014 Annual General Meeting and Form of Proxy

Copies of the above documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

The RBS Annual General Meeting will be held on Wednesday, 25 June 2014 at 2.00 pm at the RBS Conference Centre, RBS Gogarburn, Edinburgh EH12 1HQ and the Notice of Meeting is also available to view at www.rbs.com/agm.

The documents are being mailed or made available to shareholders today, together with the Strategic Report 2013 or Annual Report and Accounts 2013, as appropriate, which are available at www.rbs.com/annualreport

As announced on 9 April 2014 a General Meeting will be held immediately after the Annual General Meeting to approve arrangements for the future retirement of the Dividend Access Share.

A further General Meeting will also be held on the same day to consider the renewal of share capital authorities in relation to Equity Convertible Notes and the partial renewal of allotment authorities in relation to B Shares.

Circulars in relation to these two General Meetings will be sent to shareholders and/or made available on our website in due course.

Name of contact and telephone number for queries:-

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 May 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary